

Gourmet Renee, LLC (dba Bircus Brewing Company)

December 9, 2021

Subject: Certification of Financial Statements by Principal Executive Officer

I, Paul Miller, certify that:

(1) the financial statements of the Gourmet Renee, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of the Gourmet Renee, LLC included in this Form reflects accurately the information reported on the tax return for Gourmet Renee, LLC filed for the fiscal year ended 12-31-2019 and 12-31-2020.

Sincerely,

Paul Miller, CEO CGO / manager
Gourmet Renee, LLC (dba Bircus Brewing Co)

322-326 Elm St.
Ludlow, KY 41016

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss by Month

January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Income													
Brewery Bus	290.77	261.71	478.80	12.96					3.97		102.11		$1,150.32
Discounts & Comps							-1,309.62	-1,365.02		-948.14	-1,062.70	-950.95	$ -5,636.43
Event & Matinee Show Income			346.00				80.00	499.00	3,639.52	3,835.00	7,045.00	2,634.00	$18,078.52
Ky Sales Tax		-1,947.02											$ -1,947.02
Merchandise Sales			2,150.00	878.00	584.00	862.00	628.00	1,835.00	1,267.05	1,401.00	1,629.00	3,352.00	$14,586.05
Refunds							-75.00						$ -75.00
Returns							-200.00	-178.00		-252.94	-100.89		$ -731.83
Sales of Product Income								1,115.00	260.00	400.00		-3,399.00	$ -1,624.00
Beer Gift Certificates					100.00								$100.00
Beverages (Soda/Water)			964.50		93.00	230.96	231.00	298.00	434.40	400.50	160.50	250.00	$3,062.86
Food			1,958.00		1,014.00	1,904.67	2,006.00	5,865.00	4,496.34	4,476.21	5,467.56	10,180.79	$37,368.57
Kegs to Customers				660.00	420.00	100.00		12.00		110.00	200.00		$1,502.00
Non-Bircus Beer (Cider) Sales			2,219.00										$2,219.00
Packaged Beer				2,020.00	2,695.00	4,497.55	2,556.50	2,946.50	3,151.40	2,214.00	3,780.00	3,376.00	$27,236.95
Sales to Distributors	510.00	1,315.00	2,599.00			2,666.00		805.00	706.00	874.00		12,884.50	$22,359.50
Tap Room (Beer) Sales	23,385.77	18,678.22	11,603.45	5,916.79	4,707.61	22,790.51	22,117.00	21,390.60	18,143.34	29,811.51	15,880.31	31,641.84	$226,066.95
Wine & Spirits			7,713.00	12.00	394.00	1,938.99	1,366.00	1,904.00	2,262.77	5,072.60	2,176.00	2,774.00	$25,613.36
Total Sales of Product Income	**23,895.77**	**19,993.22**	**27,056.95**	**8,608.79**	**9,423.61**	**34,128.68**	**28,276.50**	**34,336.10**	**29,454.25**	**43,358.82**	**27,664.37**	**57,708.13**	**$343,905.19**
Square Income									0.00	3,553.06		-3,553.06	$0.00
Theatre Space and Booth Rental		10.00	775.00			-300.00	40.00	150.00	210.00	385.00	0.00	230.00	$1,500.00
Unapplied Cash Payment Income										73.00	-73.00		$0.00
Uncategorized Income		3,000.00	3,500.00		2,000.00				12,211.67			-8,500.00	$12,211.67
Total Income	**$24,186.54**	**$21,317.91**	**$34,306.75**	**$9,499.75**	**$12,007.61**	**$34,690.68**	**$27,439.88**	**$35,277.08**	**$46,786.46**	**$51,404.80**	**$35,276.89**	**$50,847.12**	**$383,041.47**
Cost of Goods Sold													
Cost of Goods Sold - Materials												-942.00	$ -942.00
Beverage Expense - COGS	230.98		146.31			-59.00	242.20	44.80	226.80				$832.09
Brewery Production /Supplies & Materials - COGS	4,994.88	5,708.95	928.28	4,890.12	2,563.32	9,025.95	6,623.85	2,579.23	2,627.31	7,669.02	1,124.77	12,688.48	$61,424.16
Canned Beer - COGS			400.00	1,070.25	1,855.61	3,068.14	2,384.53	1,617.63	3,169.92	3,025.36	2,406.07	5,173.82	$24,171.33
Food - COGS	631.50	502.37	847.04	250.00	436.39	336.31	82.87	757.10	871.48	6,581.64	4,905.46	7,166.66	$23,368.82
Merchandise - COGS	303.00		1,018.80			607.77	118.12			624.00	407.46	3,041.00	$6,120.15
Non Bircus Beer - COGS	349.50	207.00	138.00			434.15							$1,128.65
Wine & Spirits - COGS	1,095.39	795.59	583.20			1,461.02	590.52	45.96	789.53	637.03	1,008.66	1,017.30	$8,024.20
Total Cost of Goods Sold - Materials	**7,605.25**	**7,213.91**	**4,061.63**	**6,210.37**	**4,855.32**	**14,874.34**	**10,042.09**	**5,044.72**	**7,685.04**	**18,537.05**	**9,852.42**	**28,145.26**	**$124,127.40**
Music	1,835.00	1,100.00	500.00			1,055.84	1,295.00	300.00	2,200.00	2,882.00	2,733.80	800.00	$14,701.64
Performers	810.00	450.00	1,560.00	130.00		225.45	1,335.00	344.50	810.00	850.00	1,640.60	760.00	$8,915.55
Salaries and Wages	8,380.88	9,679.43	11,710.51	8,225.94	3,614.66	8,405.34	13,593.52	15,147.89	11,924.93	13,676.48	11,192.28	54,177.88	$169,729.74
Total Cost of Goods Sold	**$18,631.13**	**$18,443.34**	**$17,832.14**	**$14,566.31**	**$8,469.98**	**$24,560.97**	**$26,265.61**	**$20,837.11**	**$22,619.97**	**$35,945.53**	**$25,419.10**	**$83,883.14**	**$317,474.33**
GROSS PROFIT	**$5,555.41**	**$2,874.57**	**$16,474.61**	**$ -5,066.56**	**$3,537.63**	**$10,129.71**	**$1,174.27**	**$14,439.97**	**$24,166.49**	**$15,459.27**	**$9,857.79**	**$ -33,036.02**	**$65,567.14**
Expenses													
100% Business Meals	292.56		164.30			25.25	262.81	248.47		276.61	37.27	63.50	$1,370.77
50% Business Meals		130.21	23.11		74.66		74.02			15.14	51.96		$369.10
Advertising & Marketing	522.00	507.80	574.00	200.00	37.00	1,973.00	1,542.60	605.64	750.00	100.00	453.01	1,234.08	$8,499.13
Bank Charges, POS Fees, Penalty Fee	86.36	354.14	94.00	126.36	27.36	71.36	28.82	94.75	946.95	115.85	100.46	303.46	$2,349.87

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Donations	157.00	268.00	98.00		136.00							100.00	$759.00
Dues & Subsciptions	375.24	1,399.87	751.94		16.94	118.47	10.59	10.59	10.59	64.85	30.59	122.09	$2,911.76
Insurance	10,599.22	411.34		658.95	870.06				493.77	918.90		489.90	$14,442.14
Building Insurance	1,394.74	1,394.74			280.20	547.06	266.86	266.86	266.86	266.86	266.86	266.86	$5,217.90
Total Insurance	**11,993.96**	**1,806.08**		**658.95**	**1,150.26**	**547.06**	**266.86**	**266.86**	**760.63**	**1,185.76**	**266.86**	**756.76**	**$19,660.04**
Interest Paid	666.66	750.00	233.33	375.00		750.00	11,999.65	600.38	750.00	1,539.73	1,151.66	4,821.35	$23,637.76
Legal & Professional Services	1,000.00	2,849.00	800.00	883.00	1,000.00	7,000.00	1,000.00	2,057.84	235.50	3,005.00	1,288.46	2,019.78	$23,138.58
Non Employee Compensation	750.00	400.00	2,086.35	1,087.50	2,500.00	2,630.00	2,956.06	2,000.00	3,000.00	3,200.00	2,000.00	3,500.00	$26,109.91
Office Supplies & Software	31.20	194.07	120.00		70.00	305.07	1,410.25	973.83	644.42	262.95	372.52	559.08	$4,943.39
Payroll Expenses						44.83		104.00					$148.83
Employer Payroll Taxes	990.00	1,064.16	1,036.81	849.44	553.19	4,138.39	1,479.66	2,077.28	1,759.45	1,859.12	1,476.11	-1,381.38	$15,902.23
Guaranteed Payment to Partner / P Miller	2,000.00	500.00			5,000.00	3,000.00							$10,500.00
Tips	2,358.35	4,741.06	3,482.68		108.00					7,584.88	5,183.80	-22,378.62	$1,080.15
Total Payroll Expenses	**5,348.35**	**6,305.22**	**4,519.49**	**849.44**	**5,661.19**	**7,183.22**	**1,479.66**	**2,181.28**	**1,759.45**	**9,444.00**	**6,659.91**	**-23,760.00**	**$27,631.21**
Postage / Shipping		86.95				975.43	85.01	8.30				28.59	$1,184.28
Rent & Lease of Buildings	2,000.00		7,000.00	1,424.96	1,501.14	15,000.00				4,000.00	1,000.00	4,073.90	$36,000.00
Repairs & Maintenance	500.00	824.00	446.24			1,164.76	320.64	10.59	305.90	1,330.73	1,225.60	155.78	$6,284.24
Security Expense				251.71	210.00				360.00				$821.71
Square Fees										1,108.27	791.59	1,061.77	$2,961.63
Suspense Expense							5,000.00	1,000.00			2,500.00	-8,500.00	$0.00
Tap Room Supplies	684.44	338.18	260.36		683.08	414.67	257.79	158.14	20.00	95.52	44.16	743.13	$3,699.47
Props			65.64				587.34						$652.98
Total Tap Room Supplies	**684.44**	**338.18**	**326.00**		**683.08**	**414.67**	**845.13**	**158.14**	**20.00**	**95.52**	**44.16**	**743.13**	**$4,352.45**
Taxes & Licenses	113.64	160.00					632.98					1,910.00	$2,816.62
Beer License	1,650.00												$1,650.00
Excise & Wholesale Sales Tax												938.00	$938.00
Ohio Beer Taxes			120.67										$120.67
Property Taxes	2,989.57					4,716.50							$7,706.07
Total Taxes & Licenses	**4,753.21**	**160.00**	**120.67**			**4,716.50**	**632.98**					**2,848.00**	**$13,231.36**
Tools & Equipment	234.89	250.34				944.30	200.00				134.74	995.23	$2,759.50
Equipment Rental		50.00										75.00	$125.00
Total Tools & Equipment	**234.89**	**300.34**				**944.30**	**200.00**				**134.74**	**1,070.23**	**$2,884.50**
Travel		1,013.77				13.00	14.98		119.44	30.00	12.18		$1,203.37
Uniforms / Costumes			95.37										$95.37
Utilities	2,098.42	2,123.71	2,577.00	327.28	102.56	1,047.92	315.94	1,347.33	276.83	569.93	309.17	4,316.07	$15,412.16
Fuel for Heaters in Courtyard												62.77	$62.77
Total Utilities	**2,098.42**	**2,123.71**	**2,577.00**	**327.28**	**102.56**	**1,047.92**	**315.94**	**1,347.33**	**276.83**	**569.93**	**309.17**	**4,378.84**	**$15,474.93**
Vehicles Expenses							96.35			84.71	29.86	36.14	$247.06
Fuel		130.74	67.08				31.84	46.22		106.01	67.13	47.27	136.74	$633.03
Parking		16.25	21.25						2.75		3.00	24.82	$68.07
Total Vehicles Expenses		**146.99**	**88.33**				**31.84**	**142.57**	**2.75**	**106.01**	**154.84**	**77.13**	**197.70**	**$948.16**
Website	90.83	73.76	147.28	36.00	36.00	61.00	54.64		84.18				$583.69
Total Expenses	**$31,585.12**	**$20,032.09**	**$20,265.41**	**$6,220.20**	**$13,206.19**	**$44,972.85**	**$28,643.21**	**$11,926.75**	**$9,769.90**	**$26,499.18**	**$18,507.27**	**$ -4,221.96**	**$227,406.21**
NET OPERATING INCOME	$ -26,029.71	$ -17,157.52	$ -3,790.80	$ -11,286.76	$ -9,668.56	$ -34,843.14	$ -27,468.94	$2,513.22	$14,396.59	$ -11,039.91	$ -8,649.48	$ -28,814.06	$ -161,839.07
Other Income													
COVID Nontaxable income												44,900.00	$44,900.00
Interest Earned		0.08	0.08		0.03	0.12	0.33	0.17	0.23	0.16	0.29	0.09	$1.58
SBA EIDL Grant				7,000.00									$7,000.00
Total Other Income	**$0.00**	**$0.08**	**$0.08**	**$7,000.00**	**$0.03**	**$0.12**	**$0.33**	**$0.17**	**$0.23**	**$0.16**	**$0.29**	**$44,900.09**	**$51,901.58**

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
Other Expenses													
Amortization Expense												2,424.45	$2,424.45
Depreciation												29,295.62	$29,295.62
Total Other Expenses	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$31,720.07	$31,720.07
NET OTHER INCOME	$0.00	$0.08	$0.08	$7,000.00	$0.03	$0.12	$0.33	$0.17	$0.23	$0.16	$0.29	$13,180.02	$20,181.51
NET INCOME	$ -26,029.71	$ -17,157.44	$ -3,790.72	$ -4,286.76	$ -9,668.53	$ -34,843.02	$ -27,468.61	$2,513.39	$14,396.82	$ -11,039.75	$ -8,649.19	$ -15,634.04	$ -141,657.56

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-145,285.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-1,907.00
Inventory:Beverages	-59.00
Inventory:Brewery Production /Supplies & Materials:Canned Beer	-404.00
Inventory:Brewery Production /Supplies & Materials:Chemicals	285.00
Inventory:Brewery Production /Supplies & Materials:Conditioning Containers	600.00
Inventory:Brewery Production /Supplies & Materials:Finished Goods / Bircus Beer	2,355.00
Inventory:Brewery Production /Supplies & Materials:Packaging	-2,095.12
Inventory:Brewery Production /Supplies & Materials:Raw Materials / Hops	-394.00
Inventory:Food	-2,621.22
Inventory:Merchandise Inventory	-754.23
Inventory:Wine & Spirits	830.17
Prepaid Insurance Expenses	10,599.22
Accumulated Depreciation Fixed Assets	29,295.62
Accumulated Amortization of Other Assets	2,424.45
Accounts Payable (A/P)	-4,846.16
Accounts Payable Circus Mojo	8,554.67
Note Payable - Channel Partners #44096-1M & #46110-1M	34,088.51
Payable to Circus Mojo	-15,162.88
Payable to High Hope Lucky Lu:Heritage High Hope LOC #351137568	-3,504.74
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu #7556 Mortgage	-2,054.80
Payable to High Hope Lucky Lu:Heritage High Hope Luck Lu #7567 Marque	-879.12
Payable to High Hope Lucky Lu:Rent Due	14,000.00
Payable to Paul Miller	34,740.44
Payable to Ta-Da Opp Fund	-15,599.28
Payroll Liabilities	2,945.12
R&D Initiatives Loan Payable	2,954.00
Sales Tax Payable	6,598.60
Square Loan Payable	-19,738.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**80,250.81**
Net cash provided by operating activities	**$ -65,035.10**
INVESTING ACTIVITIES	
Furniture & Fixtures:Back Bar	-2,067.00
Leasehold Improvements:Brewery Buildout	-240.20
Leasehold Improvements:Build Out Facade	-1,000.00
Leasehold Improvements:Kitchen 326 Elm	-32,019.96
Leasehold Improvements:Patio / Beer Garden	-5,143.23
Machinery & Equipment:Screen Projector	-750.00
Machinery & Equipment:Tank Auxiliary	-1,988.07
Machinery & Equipment:Walk-in Cooler	-800.00
Net cash provided by investing activities	**$ -44,008.46**
FINANCING ACTIVITIES	

	TOTAL
SBA EIDL Loan	97,400.00
Cash Investors Common Units $1,000/unit	8,250.00
Cash Investors Units @125/unit	125.00
Member Investment - Paul Miller	-71,129.92
Retained Earnings	71,129.92
Net cash provided by financing activities	**$105,775.00**
NET CASH INCREASE FOR PERIOD	**$ -3,268.56**
Cash at beginning of period	65.07
CASH AT END OF PERIOD	**$ -3,203.49**

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
Cash on hand - Petty Cash	200.00
Heritage Bank 9201	-7,360.71
Home Savings Bank Checking 8068	3,868.29
Home Savings Bank Escrow 4424	11.85
Paypal	77.08
Total Bank Accounts	**$ -3,203.49**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Cash Holdings	0.00
Credit Card Holdings	0.00
Inventory	
Beverages	91.50
Brewery Production /Supplies & Materials	
Canned Beer	404.00
Chemicals	390.00
Conditioning Containers	600.00
Finished Goods / Bircus Beer	3,155.00
Packaging	4,340.00
Raw Materials / Hops	2,648.00
Total Brewery Production /Supplies & Materials	**11,537.00**
Food	828.38
Merchandise Inventory	3,261.08
Non Bircus Beer & Cider Inventory	0.00
Wine & Spirits	758.75
Total Inventory	**16,476.71**
Inventory Asset	0.00
Prepaid Insurance Expenses	0.00
Receivable from Social Circus Foundation	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$16,476.71**
Total Current Assets	**$13,273.22**
Fixed Assets	
Accumulated Depreciation Fixed Assets	-114,509.78
Furniture & Fixtures	
Back Bar	4,270.74
Bar Stools	3,040.99

	TOTAL
Total Furniture & Fixtures	**7,311.73**
Leasehold Improvements	
Brewery Buildout	223,526.23
Build Out Facade	13,590.00
Kitchen 326 Elm	32,019.96
Patio / Beer Garden	5,143.23
Total Leasehold Improvements	**274,279.42**
Machinery & Equipment	
CO2 Tester	1,598.00
Draft System	1,854.78
Exhaust Fan	9,982.00
Forklift	3,000.00
Genie Lift	2,000.00
Glassware	2,679.84
Kegerators	3,624.87
Screen Projector	750.00
Tank Auxiliary	1,988.07
Tanks	83,500.00
Tanks Retrofit	12,000.22
Walk-in Cooler	800.00
Total Machinery & Equipment	**123,777.78**
Vehicles	
Trailer	4,849.51
Yellow School Bus	0.00
Total Vehicles	**4,849.51**
Total Fixed Assets	**$295,708.66**
Other Assets	
Accumulated Amortization of Other Assets	-10,599.84
Intangible Assets	7,000.00
Organizational Costs	29,366.68
TTB Cash Bond	0.00
Total Other Assets	**$25,766.84**
TOTAL ASSETS	**$334,748.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Kentucky Department of Revenue Payable	0.00
Note Payable - Channel Partners #44096-1M & #46110-1M	34,088.51
Payable to Circus Mojo	83,444.60
Payable to High Hope Lucky Lu	900.00
Heritage High Hope LOC #351137568	45,149.94
Heritage High Hope Luck Lu #7556 Mortgage	-2,054.80
Heritage High Hope Luck Lu #7567 Marque	-879.12
Rent Due	14,000.00

	TOTAL
Total Payable to High Hope Lucky Lu	**57,116.02**
Payable to Paul Miller	34,740.44
Payable to Ta-Da Opp Fund	4,400.72
Payroll Check Shortage	0.00
Payroll Liabilities	2,945.12
R&D Initiatives Loan Payable	77,954.00
Sales Tax Payable	6,598.60
Short Term Loans	
Christian Ochsner Short Term Opp Fund	0.00
Damian Dotterweich Short Term Opp Fund	0.00
Jamie Neuspickle Short Term Opp Fund	0.00
Ken Hebberling Short Term Loan Opp Fund	0.00
Lisa Brann Short Term Loan Opp Fund	0.00
Marcus Blansit Short Term Opp Fund	0.00
Matt Blansit Short Term Opp Fund	0.00
Penny Flavin Short Term Loan	0.00
Sarah McIntosh Short Term Loan	5,000.00
Troy McIntosh Short Term Loan	10,000.00
TVT Capital	0.00
Total Short Term Loans	**15,000.00**
Square Loan Payable	0.00
Square Tips	0.00
Tips Payable	0.00
Total Other Current Liabilities	**$316,288.01**
Total Current Liabilities	**$316,288.01**
Long-Term Liabilities	
Notes Payable - Center Bank	0.00
SBA EIDL Loan	97,400.00
SBA PPP Loan Funding	0.00
Total Long-Term Liabilities	**$97,400.00**
Total Liabilities	**$413,688.01**
Equity	
Beginning Member's Capital	0.00
Cash Investors Common Units $1,000/unit	8,250.00
Cash Investors Units @125/unit	125.00
Member Draw - Paul Miller	0.00
Member Investment - Paul Miller	0.00
Opening Balance Equity	0.00
Owner's Investment to Start Up Account	0.00
Retained Earnings	54,343.27
Net Income	-141,657.56
Total Equity	**$ -78,939.29**
TOTAL LIABILITIES AND EQUITY	**$334,748.72**

Gourmet Renee LLC dba Bircus Brewing Co.

Profit and Loss by Month

January - December 2019

	JAN 2019	FEB 2019	MAR 2019	APR 2019	MAY 2019	JUN 2019	JUL 2019	AUG 2019	SEP 2019	OCT 2019	NOV 2019	DEC 2019	TOTAL
Income													
Brewery Bus					204.47	189.51	268.44	418.36	180.50	426.71	338.01	284.32	$2,310.32
Event & Matinee Show Income				1,220.00								1,250.00	$2,470.00
Ky Sales Tax				-3,436.76									$ -3,436.76
Merchandise Sales											7,481.00		$7,481.00
Sales of Product Income													$0.00
Beverages (Soda/Water)											4,370.50		$4,370.50
Food											15,610.00		$15,610.00
Non-Bircus Beer (Cider) Sales								91.00			4,504.00		$4,595.00
Offsite Bircus Beer Sales			611.00					1,888.00	676.00				$3,175.00
Sales to Distributors	142.00	335.00		2,822.00	5,700.00	1,685.00	895.00	276.00	3,300.00	7,921.25	1,426.00	1,314.00	$25,816.25
Tap Room (Beer) Sales	13,246.00	17,959.97	20,437.11	19,648.93	14,830.60	19,640.12	18,534.09	18,408.88	22,271.26	20,622.45	20,921.07	-10,794.46	$195,726.02
Wine & Spirits												16,111.00	$16,111.00
Total Sales of Product Income	**13,388.00**	**18,294.97**	**21,048.11**	**22,470.93**	**20,530.60**	**21,325.12**	**21,317.09**	**19,451.88**	**25,571.26**	**28,543.70**	**22,347.07**	**31,115.04**	**$265,403.77**
Theatre Space and Booth Rental			475.00	500.00	300.00	350.00	250.00		200.00	905.00	390.00		$3,370.00
Uncategorized Income				3,637.38		2,710.00		-5,000.00			1,880.00	-3,227.38	$0.00
Total Income	**$13,388.00**	**$18,294.97**	**$21,523.11**	**$24,391.55**	**$21,035.07**	**$24,574.63**	**$21,835.53**	**$14,870.24**	**$25,951.76**	**$29,875.41**	**$24,955.08**	**$36,902.98**	**$277,598.33**
Cost of Goods Sold													
Cost of Goods Sold - Materials													$0.00
Beverage Expense - COGS		130.41	170.26	70.67		226.99		296.03			698.26	-32.50	$1,560.12
Brewery Production /Supplies & Materials - COGS	2,625.20	2,999.45	306.33	1,831.45	81.97	2,853.56	5,511.65	1,454.82	1,682.03	4,001.33	2,058.49	9,148.08	$34,554.36
Food - COGS								2,435.00	726.90	967.80	1,381.09	2,136.01	$7,646.80
Merchandise - COGS	216.87		432.00		696.00	162.00		170.00			2,894.38	-314.77	$4,256.48
Non Bircus Beer - COGS			92.95	416.00	460.00		122.91	2,534.00	15.00	466.25	608.00		$4,715.11
Wine & Spirits - COGS		350.00	250.03	1,030.60	350.00	1,658.00	441.46	150.57	698.60	800.08	1,008.83	-1,480.92	$5,257.25
Total Cost of Goods Sold - Materials	**2,842.07**	**3,479.86**	**1,251.57**	**3,348.72**	**1,587.97**	**4,900.55**	**6,076.02**	**7,040.42**	**3,122.53**	**6,235.46**	**8,649.05**	**9,455.90**	**$57,990.12**
Music		1,575.00	1,675.00	1,689.53	700.00	150.00	1,240.00	520.00	1,150.00	1,875.00	900.00	2,260.00	$13,734.53
Performers	500.00	520.00	570.00	3,776.00	545.00	910.00	1,140.00		250.00		1,375.00	3,050.00	$12,636.00
Salaries and Wages	8,119.29	5,644.54	9,682.19	10,927.39	7,979.90	8,040.92	7,734.17	14,375.15	8,085.14	8,326.40	8,571.08	4,985.57	$102,471.74
Total Cost of Goods Sold	**$11,461.36**	**$11,219.40**	**$13,178.76**	**$19,741.64**	**$10,812.87**	**$14,001.47**	**$16,190.19**	**$21,935.57**	**$12,607.67**	**$16,436.86**	**$19,495.13**	**$19,751.47**	**$186,832.39**
GROSS PROFIT	**$1,926.64**	**$7,075.57**	**$8,344.35**	**$4,649.91**	**$10,222.20**	**$10,573.16**	**$5,645.34**	**$ -7,065.33**	**$13,344.09**	**$13,438.55**	**$5,459.95**	**$17,151.51**	**$90,765.94**
Expenses													
100% Business Meals				550.00	48.76	93.09	135.78	51.53		96.85	114.76	198.84	$1,289.61
50% Business Meals		194.84	49.64	100.16	49.00	68.24	47.47			111.07		-88.82	$531.60
Advertising & Marketing	384.02	294.25	465.16	636.98	491.66	37.00	37.00	30.00	479.88	85.70	610.32	290.27	$3,842.24
Bank Charges, POS Fees, Penalty Fee	22.36	22.36	42.04	42.46	29.11	271.99	139.21	84.01	138.11	193.21	108.92	139.51	$1,233.29
Donations	100.00		227.00		1,700.00	433.00	126.40			428.01	457.00	48.00	$3,519.41
Dues & Subsciptions	625.00							82.00	84.50	599.00	75.05	1.05	82.47	$1,549.07
Insurance	9,144.60		3,775.61		2,234.84			99.40		525.10		-10,192.88	$5,586.67
Auto / Trailer Insurance	489.70												$489.70
Building Insurance	973.08	973.08		1,394.74	1,394.74	1,394.74	1,394.74	1,394.74	1,394.74	1,394.74	1,394.74	1,394.74	$14,498.82
Total Insurance	**10,607.38**	**973.08**	**3,775.61**	**1,394.74**	**3,629.58**	**1,394.74**	**1,494.14**	**1,394.74**	**1,394.74**	**1,919.84**	**1,394.74**	**-8,798.14**	**$20,575.19**
Interest Paid	600.00	600.00	1,200.00	600.00	600.00	600.00		5,250.00		1,125.00		375.00	$10,950.00
Legal & Professional Services	-300.00	1,600.00		1,000.00			500.00	400.00	500.00	1,239.64			$4,939.64

	JAN 2019	FEB 2019	MAR 2019	APR 2019	MAY 2019	JUN 2019	JUL 2019	AUG 2019	SEP 2019	OCT 2019	NOV 2019	DEC 2019	TOTAL
Non Employee Compensation	1,998.91	2,060.91	3,017.25	3,116.00	3,013.61	1,675.00	775.00	1,750.00	1,935.02	1,050.00	2,100.00	3,352.06	$25,843.76
Office Supplies & Software	429.31	87.00	70.16	180.55	65.37	54.71	64.00	132.13	36.00	64.00	103.99	720.16	$2,007.38
Payroll Expenses													$0.00
Employer Payroll Taxes	886.52	459.26	1,341.93	648.06	640.91	647.60	633.40	983.84	652.50	584.83	706.09	787.31	$8,972.25
Guaranteed Payment to Partner / P Miller		3,200.00		1,000.00	-2,000.00		1,600.00	2,842.70	2,000.00		100.00	-8,742.70	$0.00
Tips	600.00	2,393.00	2,285.25	3,381.00	2,303.00	2,408.00	1,084.00	1,693.00	2,796.00	3,293.00	986.00	4,621.00	$27,843.25
Total Payroll Expenses	**1,486.52**	**6,052.26**	**3,627.18**	**5,029.06**	**943.91**	**3,055.60**	**3,317.40**	**5,519.54**	**5,448.50**	**3,877.83**	**1,792.09**	**-3,334.39**	**$36,815.50**
Postage / Shipping						100.00		43.85					$143.85
Rent & Lease of Buildings		2,500.00									3,000.00	36,695.24	$42,195.24
Repairs & Maintenance	475.00	1,602.85	60.52	893.04	706.83	410.10	147.94	919.05	300.00	534.92	1,184.19	298.91	$7,533.35
Security Expense				360.00				100.97					$460.97
Tap Room Supplies	883.71	864.86	751.63	628.47	236.50	657.80	296.12	473.64	350.00	1,068.59	1,151.45	533.24	$7,896.01
Taxes & Licenses	136.81		51.38	342.56	1,564.80		1,369.62	1,720.56	209.36	1,766.82	6,498.55	238.98	$13,899.44
Beer License		1,135.08						300.00					$1,435.08
Excise & Wholesale Sales Tax	173.25			252.00				1,798.25			499.63		$2,723.13
Kenton Co. Taxes & Occupational License											1,097.30		$1,097.30
Property Taxes		675.00	1,270.44	2,154.16									$4,099.60
Total Taxes & Licenses	**310.06**	**1,810.08**	**1,321.82**	**2,748.72**	**1,564.80**		**1,369.62**	**3,818.81**	**209.36**	**1,766.82**	**6,998.18**	**1,336.28**	**$23,254.55**
Tools & Equipment	593.93	483.13	760.65	410.00	455.95			155.72		68.89	8.47	317.40	$3,254.14
Equipment Rental			477.00	80.00		215.77	323.65						$1,096.42
Total Tools & Equipment	**593.93**	**483.13**	**1,237.65**	**490.00**	**455.95**	**215.77**	**323.65**	**155.72**		**68.89**	**8.47**	**317.40**	**$4,350.56**
Travel			0.00	33.74	58.29			37.49		10.64		-10.64	$129.52
Uncategorized Expense			1,500.00	526.05				1,800.00		2,000.00	600.00	-6,426.05	$0.00
Utilities	-1,531.76	4,473.62	270.81	6,281.12	416.95	477.73	2,328.05	600.53	3,051.36	1,359.97	3,749.98	4,503.37	$25,981.73
Vehicles Expenses						184.51				1,014.39	380.36	114.80	$1,694.06
Fuel		34.67	108.58	204.16	41.67	36.46	152.65	20.00	41.00	95.43	20.00	1,732.33	$2,486.95
Parking							0.65	7.50					$8.15
Total Vehicles Expenses		**34.67**	**108.58**	**204.16**	**41.67**	**220.97**	**153.30**	**27.50**	**41.00**	**1,109.82**	**400.36**	**1,847.13**	**$4,189.16**
Website		385.00	40.00	28.32	58.68	38.40	33.60	47.76		117.07			$748.83
Total Expenses	**$16,684.44**	**$24,038.91**	**$17,765.05**	**$24,843.57**	**$14,110.67**	**$9,804.14**	**$11,370.68**	**$22,721.77**	**$14,482.97**	**$18,302.92**	**$23,775.50**	**$32,079.84**	**$229,980.46**
NET OPERATING INCOME	$ -14,757.80	$ -16,963.34	$ -9,420.70	$ -20,193.66	$ -3,888.47	$769.02	$ -5,725.34	$ -29,787.10	$ -1,138.88	$ -4,864.37	$ -18,315.55	$ -14,928.33	$ -139,214.52
Other Income													
Interest Earned		0.25	0.08	0.05	0.02	0.16	0.15	0.57		0.07	0.01	0.10	$1.46
Total Other Income	**$0.00**	**$0.25**	**$0.08**	**$0.05**	**$0.02**	**$0.16**	**$0.15**	**$0.57**	**$0.00**	**$0.07**	**$0.01**	**$0.10**	**$1.46**
Other Expenses													
Amortization Expense												2,424.45	$2,424.45
Depreciation												33,231.42	$33,231.42
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$35,655.87**	**$35,655.87**
NET OTHER INCOME	**$0.00**	**$0.25**	**$0.08**	**$0.05**	**$0.02**	**$0.16**	**$0.15**	**$0.57**	**$0.00**	**$0.07**	**$0.01**	**$ -35,655.77**	**$ -35,654.41**
NET INCOME	$ -14,757.80	$ -16,963.09	$ -9,420.62	$ -20,193.61	$ -3,888.45	$769.18	$ -5,725.19	$ -29,786.53	$ -1,138.88	$ -4,864.30	$ -18,315.54	$ -50,584.10	$ -174,868.93

Gourmet Renee LLC dba Bircus Brewing Co.

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-177,420.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory:Beverages	-32.50
Inventory:Brewery Production /Supplies & Materials:Chemicals	-165.00
Inventory:Brewery Production /Supplies & Materials:Finished Goods / Bircus Beer	-643.50
Inventory:Brewery Production /Supplies & Materials:Packaging	352.00
Inventory:Brewery Production /Supplies & Materials:Raw Materials / Hops	-990.00
Inventory:Merchandise Inventory	-1,314.77
Inventory:Wine & Spirits	-1,588.92
Inventory Asset	2,506.88
Prepaid Insurance Expenses	-1,454.62
Accumulated Depreciation Fixed Assets	33,231.42
Accumulated Amortization of Other Assets	2,424.45
Accounts Payable (A/P)	74,178.71
Payable to Circus Mojo	20,246.07
Payable to High Hope Lucky Lu	900.00
Payable to High Hope Lucky Lu:Heritage High Hope LOC #351137568	48,654.68
Payable to Ta-Da Opp Fund	20,000.00
Payroll Liabilities	-877.05
R&D Initiatives Loan Payable	15,000.00
Short Term Loans:Ken Hebberling Short Term Loan Opp Fund	-10,000.00
Square Loan Payable	14,738.44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**215,166.29**
Net cash provided by operating activities	**$37,745.48**
INVESTING ACTIVITIES	
Leasehold Improvements:Brewery Buildout	-133,939.71
Leasehold Improvements:Build Out Facade	-1,000.00
Machinery & Equipment:Exhaust Fan	-9,982.00
Machinery & Equipment:Forklift	-3,000.00
Machinery & Equipment:Genie Lift	-2,000.00
Net cash provided by investing activities	**$ -149,921.71**
FINANCING ACTIVITIES	
Cash Investors Common Units $1,000/unit	-208,800.00
Member Investment - Paul Miller	71,129.92
Retained Earnings	208,800.00
Net cash provided by financing activities	**$71,129.92**
NET CASH INCREASE FOR PERIOD	**$ -41,046.31**
Cash at beginning of period	41,111.38
CASH AT END OF PERIOD	**$65.07**

Gourmet Renee LLC dba Bircus Brewing Co.

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand - Petty Cash	50.00
Heritage Bank 9201	-289.79
Home Savings Bank Checking 8068	292.62
Home Savings Bank Escrow 4424	11.85
Paypal	0.39
Total Bank Accounts	**$65.07**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	
Beverages	32.50
Brewery Production /Supplies & Materials	
Chemicals	675.00
Conditioning Containers	1,200.00
Finished Goods / Bircus Beer	5,510.00
Packaging	4,340.00
Raw Materials / Hops	2,254.00
Total Brewery Production /Supplies & Materials	**13,979.00**
Merchandise Inventory	2,506.85
Non Bircus Beer & Cider Inventory	0.00
Wine & Spirits	1,588.92
Total Inventory	**18,107.27**
Inventory Asset	0.00
Prepaid Insurance Expenses	10,599.22
Receivable from Social Circus Foundation	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$28,706.49**
Total Current Assets	**$28,771.56**
Fixed Assets	
Accumulated Depreciation Fixed Assets	-85,214.16
Furniture & Fixtures	
Back Bar	2,203.74
Bar Stools	3,040.99
Total Furniture & Fixtures	**5,244.73**
Leasehold Improvements	
Brewery Buildout	217,571.23
Build Out Facade	12,590.00
Total Leasehold Improvements	**230,161.23**

	TOTAL
Machinery & Equipment	
CO2 Tester	1,598.00
Draft System	1,854.78
Exhaust Fan	9,982.00
Forklift	3,000.00
Genie Lift	2,000.00
Glassware	2,679.84
Kegerators	3,624.87
Tanks	83,500.00
Tanks Retrofit	12,000.22
Walk-in Cooler	0.00
Total Machinery & Equipment	**120,239.71**
Vehicles	
Trailer	4,849.51
Yellow School Bus	0.00
Total Vehicles	**4,849.51**
Total Fixed Assets	**$275,281.02**
Other Assets	
Accumulated Amortization of Other Assets	-8,175.39
Intangible Assets	7,000.00
Organizational Costs	29,366.68
TTB Cash Bond	0.00
Total Other Assets	**$28,191.29**
TOTAL ASSETS	**$332,243.87**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Payable to Circus Mojo	98,607.48
Payable to High Hope Lucky Lu	900.00
Heritage High Hope LOC #351137568	48,654.68
Total Payable to High Hope Lucky Lu	**49,554.68**
Payable to Ta-Da Opp Fund	20,000.00
Payroll Liabilities	0.00
R&D Initiatives Loan Payable	75,000.00
Sales Tax Payable	0.00
Short Term Loans	
Christian Ochsner Short Term Opp Fund	0.00
Damian Dotterweich Short Term Opp Fund	0.00
Jamie Neuspickle Short Term Opp Fund	0.00
Ken Hebberling Short Term Loan Opp Fund	0.00
Lisa Brann Short Term Loan Opp Fund	0.00
Marcus Blansit Short Term Opp Fund	0.00
Matt Blansit Short Term Opp Fund	0.00
Penny Flavin Short Term Loan	0.00
Sarah McIntosh Short Term Loan	5,000.00

	TOTAL
Troy McIntosh Short Term Loan	10,000.00
Total Short Term Loans	**15,000.00**
Square Loan Payable	19,738.44
Total Other Current Liabilities	**$277,900.60**
Total Current Liabilities	**$277,900.60**
Long-Term Liabilities	
Notes Payable - Center Bank	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$277,900.60**
Equity	
Beginning Member's Capital	0.00
Cash Investors Common Units $1,000/unit	0.00
Member Draw - Paul Miller	0.00
Member Investment - Paul Miller	71,129.92
Opening Balance Equity	0.00
Owner's Investment to Start Up Account	0.00
Retained Earnings	158,082.28
Net Income	-174,868.93
Total Equity	**$54,343.27**
TOTAL LIABILITIES AND EQUITY	**$332,243.87**